(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

August 13, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Investment Trust (the trust): Fidelity® Southeast Asia Fund (the fund) File No. 811-04008

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on November 16, 2010. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended October 31, 2009 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about September 20, 2010, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than August 23, 2010.

The proposals for consideration by shareholders are as follows:

1 and 2. To approve an amended management contract, including a change in performance adjustment benchmark, for Fidelity Southeast Asia Fund.

Proposal 1 recommends that shareholders vote to prospectively change the index used to calculate the fund's performance adjustment from the MSCI® AC (All Country) Far East ex Japan Index to the MSCI AC (All Country) Asia ex Japan Index. Proposal 2 asks for shareholder approval to allow the Trustees, on behalf of the fund, to change the performance adjustment index in the future without a shareholder vote, subject to the requirements of the Investment Company Act of 1940 and the Investment Advisers Act of 1940.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Natasha Banos
Natasha Banos
Legal Product Group